421 W. 3rd Street, Suite 1000
Fort Worth, TX 76102

 August 6, 2020

Via EDGAR

Office of Energy & Transportation
U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-4 and Registration Statement on Form S-1 (File No. 333-235313), of HighPeak Energy, Inc.

Ladies and Gentlemen:

On behalf of HighPeak Energy, Inc. and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-4 and Registration Statement on Form S-1 be accelerated to 4:00 p.m., Washington, D.C. time, on August 7, 2020, or as soon as practicable thereafter.

Thank you for your assistance with this matter. If you need any additional information, please contact Taylor E. Landry of Hunton Andrews Kurth at (713) 220-4458 or G. Michael O'Leary of Hunton Andrews Kurth at (713) 220-4360.

Very truly yours, HIGHPEAK ENERGY, INC.

By:	/s/ Jack Hightower
Name:	Jack Hightower
Title:	Chairman and Chief Executive Officer

Enclosures

cc:	Steven Tholen, HighPeak Energy, Inc. G. Michael O'Leary, Hunton Andrews Kurth LLP Taylor E. Landry, Hunton Andrews Kurth LLP Sarah K. Morgan, Vinson & Elkins L.L.P.